Exhibit 99.1

Bona Film Group Reports Fourth Quarter and Full Year 2012 Financial Results

BEIJING — April 1, 2013 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2012.

“We accomplished a great deal in 2012. We further developed two key growth areas for the Company, secured a significant strategic investment from one of the world’s leading media conglomerates, News Corporation, and signed a letter of intent for film co-production with Fox International Productions, as well as a co-production term sheet with Universal Studios and Working Title Films,” said Bona Founder, Chairman and CEO Mr. Yu Dong. “Despite these achievements, our financial results were impacted by a weak fourth quarter, which was largely attributable to the delayed release of The Grandmasters, lower-than-expected box office receipts for The Last Tycoon and increased start-up costs associated with new theater openings.”

Fourth Quarter 2012 Financial Summary

•                  Fourth quarter 2012 net revenues were US$53.2 million, compared with US$52.6 million in the fourth quarter of 2011.

•                  Fourth quarter 2012 gross profit was US$10.1 million, compared with US$20.9 million in the fourth quarter of 2011.

•                  Fourth quarter 2012 gross margin was 19.0%, compared with 39.7% in the fourth quarter of 2011.

•                  Fourth quarter 2012 net loss attributable to Bona Film Group Limited was US$(5.4) million, or US$(0.09) per diluted ADS1, compared with net income attributable to Bona Film Group Limited of US$5.6 million, or US$0.09 per diluted ADS, in the fourth quarter of 2011.

•                  Fourth quarter 2012 non-GAAP net loss2 was US$(4.2) million, or US$(0.07) per diluted ADS, compared to non-GAAP net income of US$6.2 million, or US$0.10 per diluted ADS in the fourth quarter of 2011.

•                  Fourth quarter 2012 EBITDA, non-GAAP2, was US$(2.4) million, compared with US$6.4 million in the fourth quarter of 2011.

•                  Cash and cash equivalents, term deposits and restricted cash totaled US$28.0 million as of December 31, 2012.

•                  Cash used in operating activities totaled US$7.3 million, compared with cash generated from operating activities of US$21.1 million in the fourth quarter of 2011.

Full Year 2012 Financial Summary

•                  Full year 2012 net revenues were US$142.3 million, compared with US$126.2 million for the full year 2011.

•                  Full year 2012 gross profit was US$56.2 million, compared with US$59.7 million for the full year 2011.

•                  Full year 2012 gross margin was 39.5%, compared with 47.3% for the full year 2011.

•                  Full year 2012 net loss attributable to Bona Film Group Limited was US$(1.3) million, or US$(0.02) per diluted ADS, compared with net income attributable to Bona Film Group Limited of US$14.4 million, or US$0.24 per diluted ADS, for the full year 2011.

[1]	“ADS” is American depositary share. Each two ADSs represent one ordinary share.
[2]

As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation. EBITDA, non-GAAP, excludes interest, taxes and non-cash depreciation and amortization charges. See “Non- GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

•                  Full year 2012 non-GAAP net income was US$3.2 million, or US$0.06 per diluted ADS, compared to non-GAAP net income of US$18.2 million, or US$0.30 per diluted ADS for the full year 2011.

•                  Full year 2012 EBITDA, non-GAAP, was US$9.1 million, compared with US$21.6 million in 2011.

•                  Cash used in operating activities totaled US$10.0 million, compared with cash generated from operating activities US$2.2 million for the full year 2011.

Full Year 2012 Business Updates and Recent Highlights

•      Distributed a total of 15 films theatrically in 2012; including two imported titles for which the Company assisted in marketing. For the year, Bona’s films accounted for approximately 7.5% of the total box office for domestic productions.

•      Secured a strategic investment from News Corporation in May 2012, through which an affiliate of News Corporation purchased a 19.9% equity stake in the Company from Bona’s Founder, Chairman and Chief Executive Officer, Mr. Yu Dong.

•      Appointed Dr. Jack Q. Gao, Senior Vice President of News Corporation and Chief Executive Officer of News Corporation China Investments, to the Company’s Board of Directors.

•      In October 2012, signed a letter of intent with Fox International Productions (“FIP”) for the joint development, production and distribution of multiple Chinese language films.

•      In the fourth quarter of 2012, signed a term sheet for the joint production and distribution of a Chinese-language romantic drama with Universal Studios and Working Title Films.

•      Premiered the Company’s first produced television series, The King’s Battles, on multiple major satellite networks in China.

•      Opened five new movie theaters in the fourth quarter of 2012 and nine for the full year, increasing the Company’s portfolio of owned and operated theaters to 20.

•      In November 2012, entered into a $20 million secured revolving credit line agreement with East West Bank and drew down $10 million of credit as of December 31, 2012. This additional capital will be used to fund upcoming productions and to acquire the distribution rights to international films, which the Company will assist in marketing in China.

Mr. Yu continued, “Our initiatives to grow our theater segment and advance our television production capabilities are part of our core strategy to diversify our revenue base. Film exhibition and TV provide more stable, predictable revenue streams than our film investment, production and distribution businesses. While investment, production and distribution will remain critical parts of our growth, we are committed to achieving greater balance between business segments and we made important progress in this regard throughout the year. We nearly doubled the size of our high-margin theater network in 2012 with 20 theaters in operation at year-end, putting us on track to meet our goal of 40 owned and operated theaters by the end of 2014. In late December, our first television series, The King’s Battles premiered to strong ratings and positive audience reactions on several of China’s largest satellite networks, giving us confidence in future TV projects, including series based on some of Bona’s most popular films. I am pleased with the strategic progress we made during the past year and I am confident that these initiatives have further solidified our platform for steady, sustainable growth beginning in the first quarter, during which we expect to return to profitability and report non-GAAP net income of US$1.2 to US$1.5 million.”

Fourth Quarter 2012 Financial Results

Net Revenues

	4Q12	4Q11	Y-o-Y%
Net Revenues (US$mm)	53.2	52.6	1.1%

Net revenues for the fourth quarter of 2012 increased 1.1% year-over-year to US$53.2 million. The increase in net revenues was primarily attributable to growth in the number of Bona-owned and operated movie theaters. The Company distributed three films in the fourth quarter of 2012, compared with three films in the fourth quarter of 2011.

Net Revenues by Segment Operations

	Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	8.4	31.6	13.1	0.1	—	53.2
Intersegment Revenues (US$mm)	0.3	5.8	—	—	(6.1)	—
Total Net Revenues (US$mm)	8.7	37.4	13.1	0.1	(6.1)	53.2

Net revenues from distribution totaled US$8.7 million. During the fourth quarter of 2012, Bona distributed three new films, The Cold Light of Day, The Next Eleven Days and The Last Tycoon.

Net revenues from film investment and production were US$37.4 million, mainly derived from Bona’s investments in films released in the fourth quarter of 2012, and sales of the Company’s television series The King’s Battles.

Net revenues from the movie theater segment increased to US$13.1 million, primarily as a result of growth in the number of Bona-owned theaters in operation. The Company owned and operated 20 theaters as of December 31, 2012, compared with 11 as of December 31, 2011.

Gross Profit and Gross Margin

	4Q12	4Q11	Y-o-Y%
Gross Profit (US$mm)	10.1	20.9	(51.7)%
Gross Margin	19.0%	39.7%	—

For the fourth quarter of 2012, gross profit decreased to US$10.1 million from US$20.9 million for the fourth quarter of 2011. The year-over-year decline in gross profit was primarily attributable to the acceleration of the amortization of production costs based on the economic performance and public acceptance of certain films, and the impairment of production costs using a discounted cash flow approach, as well as the lower-than-expected box office performance of The Last Tycoon.

Segment Profit3 and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	3.8	(0.8)	7.4	0.1	10.5
As % of Total Segment Profit	35.7%	(7.1)%	70.5%	0.9%	100%
Segment Margin	43.4%	(2.0)%	56.7%	100.0%	19.8%

3  Segment profit is gross profit less film participation expense by segments for the periods indicated.

Segment margin for the distribution segment increased to 43.4% in the fourth quarter of 2012 from 32.2% in the fourth quarter of 2011, primarily as a result of increased reimbursements for print and advertising expenses as a percentage of film distribution revenue.

Segment margin from the Company’s investment and production business was (2.0)% in the fourth quarter of 2012, compared with a segment margin of 8.0% in the fourth quarter of 2011. This decrease in segment margin was mainly due to the lower-than-expected box office performance of The Last Tycoon.

Segment margin from the Company’s movie theater business reached 56.7% in the fourth quarter of 2012, which is in-line with the Company’s normal business based on current theater operations.

Operating Income and Operating Margin

	4Q12	4Q11	Y-o-Y%
Operating Expenses (US$mm)	18.8	17.5	7.3%
Operating (Loss) Income (US$mm)	(5.7)	3.4	(269.7)%
Operating Margin	(10.7)%	6.4%	—

Total operating expenses, including participation expenses, general and administrative expenses, and sales and marketing expenses, increased 7.3% to US$18.8 million from US$17.5 million in the fourth quarter of 2011. The year-over-year increase in operating expenses was primarily due to an increase in general and administrative expenses related to the expansion of the Company’s movie theater business.

Fourth quarter 2012 operating margin was (10.7)% compared to 6.4% in the fourth quarter of 2011. The year-over-year decline in operating margin was primarily due to the decline in gross profit.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	4Q12	4Q11
Net (Loss) Income Attributable to Bona Film Group Limited (US$mm)	(5.4)	5.6
Net (Loss) Income Attributable to Bona Film Group Limited per ADS (US$)	(0.09)	0.10

	4Q12	4Q11
Non-GAAP Net (Loss) Income (US$mm)	(4.2)	6.2
Non-GAAP Net (Loss) Income Attributable to Bona Film Group Limited per ADS (US$)	(0.07)	0.10

Excluding share-based compensation expense of US$1.4 million and US$0.4 million for the fourth quarters of 2012 and 2011, respectively, non-GAAP net loss for the fourth quarter of 2012 was US$(4.2) million, compared with non-GAAP net income of US$6.2 million in the fourth quarter of 2011.

	4Q12	4Q11
EBITDA, non-GAAP (US$mm)	(2.4)	6.4

EBITDA, non-GAAP, in the fourth quarter of 2012 was US$(2.4) million, compared with EIBTDA, non-GAAP of US$6.4 million in the fourth quarter of 2011.

Cash and cash equivalents, time deposits and restricted cash as of December 31st 2012 totaled US$28.0 million. Operating cash flow for the fourth quarter 2012 was a net outflow of approximately US$7.3 million, related to increased investment in several films released in the fourth quarter of 2012 or scheduled for release in 2013.

Full Year 2012 Financial Results

Net Revenues

	FY12	FY11	Y-o-Y%
Net Revenues (US$mm)	142.3	126.2	12.8%

Net revenues for the full year 2012 increased 12.8% year-over-year to US$142.3 million. The increase in net revenues was primarily attributable to increased revenues from the Company’s film investment and production and movie theater segments, partially offset by a decline in distribution revenues.

Net Revenues by Segment Operating

	Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	62.9	37.0	41.7	0.6	—	142.3
Intersegment Revenues (US$mm)	1.1	36.7	—	—	(37.8)	—
Total Net Revenues (US$mm)	64.1	73.7	41.7	0.6	(37.8)	142.3

Net revenues from distribution totaled US$64.1 million, compared with US$94.9 million in 2011. During 2012, Bona distributed 15 new films theatrically, including two imported films for which the Company assisted in the marketing. In addition, the Company recognized incremental revenue from Flying Swords of Dragon Gate, its December 2011 blockbuster, in the first quarter of 2012. The decrease in net revenues from the distribution segment was mainly due to the lower-than-expected box office performance of The Last Tycoon.

Net revenues from film investment and production were US$73.7 million, compared with US$50.5 million in 2011. The increase was primarily attributable to the success of the Company’s TV series, The King’s Battles.

Net revenues from the movie theater segment increased to US$41.7 million, compared with US$26.0 million in 2011. The increase was primarily attributable to the increase in the number of theaters and screens from the Company’s strategic expansion efforts. The Company owned and operated 20 theaters as of December 31, 2012, compared with 11 as of December 31, 2011.

Top-five Films in Terms of Revenue Contribution

Film Title	Release Date
1. Flying Swords of Dragon Gate	December 15, 2011
2. The Great Magician	January 12, 2012
3. A Simple Life	March 8, 2012
4. The Last Tycoon	December 21, 2012
5. The Lion Roars 2	August 17, 2012

The top-five films in 2012 contributed US$53.2 million, or 37.4% of full-year 2012 revenues, whereas the top-five films in 2011 accounted for 54.1% of revenues.

Gross Profit and Gross Margin

	FY12	FY11	Y-o-Y%
Gross Profit (US$mm)	56.2	59.7	(5.9)%
Gross Margin	39.5%	47.3%	—

For the full year 2012, gross profit decreased to US$56.2 million compared with US$59.7 million for the full year of 2011. The decrease was primarily attributable to the lower-than-expected box office of The Last Tycoon.

Segment Profit and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	25.1	6.4	23.6	0.6	55.7
As % of Total Segment Profit	45.1%	11.5%	42.4%	1.1%	100%
Segment Margin	39.2%	8.7%	56.6%	96.1%	39.2%

Segment margin for the distribution segment increased to 39.2% for the full year 2012 from 38.9% for 2011, primarily as a result of larger reimbursements for print and advertising expenses as a percentage of film distribution revenue.

Segment margin from the Company’s investment and production business was 8.7% for the full year 2012, compared with a segment margin of 13.2% for 2011. This decline in segment margin was mainly due to the lower-than-expected box office performance of The Last Tycoon.

Segment margin from the Company’s movie theater business was 56.6%, compared with 56.1% in 2011.

Operating Income and Operating Margin

	FY12	FY11	Y-o-Y%
Operating Expenses (US$mm)	60.8	47.2	28.9%
Operating (Loss) Income (US$mm)	(0.8)	12.7	(105.9)%
Operating Margin	(0.5)%	10.1%	—

Total operating expenses, including participation expenses, general and administrative expenses, and sales and marketing expenses, increased 28.9% to US$60.8 million from US$47.2 million for the full year 2011. The year-over-year increase in operating expenses was primarily due to an increase in general and administrative expenses related to the expansion of the Company’s movie theater business.

For the full year 2012 operating margin was (0.5)% compared to 10.1% for full year 2011. The year-over-year decline in operating margin primarily resulted from the unexpectedly low box office of The Last Tycoon.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	FY12	FY11
Net (Loss) Income Attributable to Bona Film Group Limited (US$mm)	(1.3)	14.4
Net (Loss) Income Attributable to Bona Film Group Limited per ADS (US$)	(0.02)	0.25

	FY12	FY11
Non-GAAP Net Income (US$mm)	3.2	18.2
Non-GAAP Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.06	0.31

Non-GAAP net income for the full year 2012 was US$3.2 million, compared with non-GAAP net income of US$18.2 million in 2011.

	FY12	FY11
EBITDA, non-GAAP (US$mm)	9.1	21.6

EBITDA, non-GAAP, was US$9.1 million for the year ended December 31, 2012, compared with US$21.6 million for the year ended December 31, 2011.

Cash and Cash Flow

As of December 31, 2012, Bona had cash and cash equivalents, term deposits and restricted cash totaling US$28.0 million, compared with US$30.2 million as of December 31, 2011. Operating cash flow for 2012 was a net outflow of approximately US$10.0 million, compared with a net inflow of US$2.2 million for the full year 2011. The change in cash flow was mainly attributable to investment in several films released in 2012 or scheduled for release in 2013.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the first quarter of 2013 to be in the range of US$1.2 million to US$1.5 million.

Mr. Yu added, “2013 has gotten off to a strong start, led by the first quarter releases of The Grandmasters, surprise hit Bring Happiness Home, as well as Angry Kid and Princess and the Seven Kung Fu Masters. We have a strong film slate for the remainder of the year, with several potential hits including Overheard 3, My Lucky Star and The White Haired Witch, and expect to realize further benefits from our theater expansion. We expect another year of significant growth for China’s film industry and believe that these favorable industry dynamics in conjunction with the execution of our growth strategy will lead to a successful year for Bona.”

Fourth Quarter 2012 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Monday, April 1, 2013 (8:00 a.m. Beijing/Hong Kong Time on Tuesday, April 2, 2013). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701

Hong Kong Toll Free: 800-903-737

China, Domestic: 400-120-0654

International: +65-6723-9385

The conference ID # is 16496567

A live and archived webcast of the earnings conference call will be available on Bona’s Investor Relations website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8412

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income, non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses, and EBITDA, non-GAAP, which excludes interest, taxes, and non-cash depreciation and amortization charges. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance and a supplemental liquidity measure which is useful for understanding and evaluating the Company’s capacity for servicing its debt, and otherwise meeting its cash needs. Because EBITDA, non-GAAP, excludes depreciation and amortization, EBITDA, non-GAAP, does not reflect any cash requirements for the replacement of the assets being depreciated and amortized, which assets will often have to be replaced in the future. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and liquidity, and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Unaudited Condensed Consolidated Statement of Operations

(in U.S. dollars, except share data)

	Three-months ended Dec. 31		Twelve-months ended Dec. 31
	2012	2011	2012	2011

Net revenue	53,226,173	52,649,520	142,282,919	126,161,270
Cost of revenue	43,130,900	31,734,002	86,085,046	66,458,217
Gross profit	10,095,273	20,915,518	56,197,873	59,703,053

Film participation expense	(436,890)	265,977	438,636	321,100
Sales and marketing	6,174,117	8,469,567	18,490,433	18,506,262
General and administrative	13,083,391	8,812,806	41,890,064	28,371,497
Total operating expenses	18,820,618	17,548,350	60,819,133	47,198,859

Government Subsidies	3,011,685	—	3,866,700	220,559

Operating (loss) income	(5,713,660)	3,367,168	(754,560)	12,724,753

Interest income	(10,016)	69,889	246,423	248,266
Interest expense	(178,231)	(295,436)	(399,319)	(589,833)
Exchange gain	635,081	1,149,898	373,265	1,748,044
Interest income from TV series investment	—	141,545	—	141,545
Other income	71,429	351,279	288,157	770,081
Investment Loss	—	—	(5,584)	—

(Loss) Income before income tax provision, equity in earnings of affiliated companies, and net of taxes	(5,195,397)	4,784,343	(251,618)	15,042,856

Provision for income taxes	333,611	(939,055)	1,322,368	473,542
Equity in earnings of affiliated companies, net of taxes	—	(7,478)	5,604	3,062

Net (loss) income	(5,529,008)	5,715,920	(1,568,382)	14,572,376

Less: Net (loss) income attributable to the noncontrolling interests	(165,499)	79,843	(284,500)	140,295

Net (loss) income attributable to Bona Film Group Limited	(5,363,509)	5,636,077	(1,283,882)	14,432,081

Net (loss) income attributable to Bona Film Group Limited per ADS
Basic	(0.09)	0.10	(0.02)	0.25
Diluted	(0.09)	0.09	(0.02)	0.24

Weighted average shares used in calculating net income per ordinary share
Basic	29,666,695	29,363,899	29,514,979	29,353,936
Diluted	29,666,695	29,723,759	29,514,979	29,844,462

 Unaudited Condensed Statement of Consolidated Comprehensive Income

(in U.S. dollars)

	Three-months ended Dec. 31		Twelve-months ended Dec. 31
	2012	2011	2012	2011

Net (loss) income	(5,529,008)	5,715,920	(1,568,382)	14,572,376
Other comprehensive income, net of tax
Foreign currency translation adjustments	842,939	1,193,882	1,030,733	3,449,951
Comprehensive (loss) income	(4,686,069)	6,909,802	(537,649)	18,022,327
Less: comprehensive (loss) income attribute to the noncontrolling interests	(150,142)	107,250	(282,552)	188,095
Comprehensive (loss) income attributable to Bona Film Group Ltd.	(4,535,927)	6,802,552	(255,097)	17,834,232

Unaudited Condensed Consolidated Balance Sheets

(in U.S. dollars, except share data)

	Dec. 31	Dec 31,
	2012	2011

Cash	23,227,922	20,107,349
Term Deposit	—	6,038,107
Restricted Cash	4,815,332	4,066,162
Accounts receivable, net of allowance for doubtful accounts	40,307,672	41,642,787
Prepaid expenses and other current assets	23,329,262	27,335,348
Amount due from related parties	343,817	1,183,083
Current deferred tax assets	970,683	15,697
Inventory	276,436	228,412
Total current assets	93,271,124	100,616,945

Distribution rights	11,406,692	3,663,966
Production costs	90,345,409	69,844,822
Prepaid film costs	7,426,915	6,340,770
Property and equipment, net	60,208,609	40,208,447
Acquired intangible assets	3,189,481	3,993,152
Non-current deferred tax assets	311,102	320,670
Long-term investments	1,296,307	150,670
Goodwill	49,110,021	48,612,487
Total assets	316,565,660	273,751,929

Accounts payable	35,257,660	27,807,118
Accrued expenses and other current liabilities	28,145,099	27,239,987
Amounts due to related parties	5,746,328	3,027,872
Income taxes payable	2,420,443	795,229
Bank borrowing	12,542,161	12,561,806
Other borrowing	8,671,050	1,831,658
Current film participation liabilities	15,086,892	16,224,219
Total current liabilities	107,869,633	89,487,889

Bank borrowing- Long term	18,025,553	—
Deferred income	813,681	1,056,676
Deferred tax liability	211,203	413,219
Total liabilities	126,920,070	90,957,784

Ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 30,402,346 and 29,389,089 shares issued and outstanding as of December 31, 2011 and 30,402,346 and 29,737,257 shares issued and outstanding as of Dec 31, 2012.)	14,869	14,695
Additional paid-in capital	176,134,737	169,519,847
Statutory reserves	2,543,272	2,044,870
Accumulated deficit	550,518	2,332,802
Accumulated other comprehensive income	6,465,090	5,436,305
Total Bona Film Group Limited’s equity	185,708,486	179,348,519

Noncontrolling interests	3,937,104	3,445,626
Total equity	189,645,590	182,794,145

Total liabilities and equity	316,565,660	273,751,929

Unaudited Reconciliation of Non-GAAP Measures

(in U.S. dollars)

	Three-months ended Dec. 31		Twelve-months ended Dec. 31
	2012	2011	2012	2011

Net (loss) income	(5,529,008)	5,715,920	(1,568,382)	14,572,376

Share-based compensation	1,367,266	441,389	4,803,163	3,647,143

Non-GAAP Net (loss) income	(4,161,742)	6,157,309	3,234,781	18,219,519

Interests	188,247	84,002	152,896	200,022

Taxes	333,611	(939,055)	1,322,368	473,542

Depreciation & Amortization	1,212,750	1,119,446	4,370,679	2,711,958

EBITDA, non-GAAP	(2,427,134)	6,421,702	9,080,725	21,605,041

Contact Us

In China:	In the U.S.:
Ms. Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5928-3663-398	Brandi Floberg or Lee Roth
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com